Lead Investor for Moonshot, Jr.

Name: Himanshu Aggarwal

Title: Co-founder and CEO of Aspiring Minds a Global EdTech company recently acquired by SHL Group

LinkedIn: https://www.linkedin.com/in/himanshuaggarwal/

How much I'm investing: $30,000

Why I'm investing:

Being in the Edtech & HRTech space for over a decade, founding a multi-million-dollar company with over 500 employees and as an investor to several others. Aspiring Minds build a B2C business touching over a million students annually and engaged with over 2000 corporate customers including 100+ fortune 500 companies. Aspiring Minds' flagship skill assessment product AMCAT has helped million students and job seekers.

The rate of change in the world is accelerating changing the nature of work, making new skills and capabilities in high demand. I believe the Edtech space is going to disrupt many times over in the coming decade and would be led not by traditional education setup but by scalable, measurable, result oriented initiatives such as Moonshot Jr. Moonshot Jr is training young minds not in skills but in the mechanisms to acquire new skills and capabilities quickly – the art of learning. There are early signs that the healthy blend of new skills, new age paradigms (ecommerce, social media, mobile apps, etc) and entrepreneurship has been very valuable to their students.

The idea, a dedicated and hardworking team led by Alok a focused and proven CEO in the Silicon Valley and most importantly the progress they have made in a handful of months has all the ingredients of this being an astounding success for its investors.